FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2006

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  [X]          Form 40-F  [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
        Yes  [_]                No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

       Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. (the "Company") on December 18, 2006 announcing that the Company has entered into a time charter contract with Cargill International S.A. for its Panamax dry bulk carrier, the Triton.

                                                                       Exhibit 1



                                          Corporate Contact:
                                          Ioannis Zafirakis
                                          Director and Vice-President
                                          Telephone: + 30-210-9470100
                                          Email: izafirakis@dianashippinginc.com
For Immediate Release
---------------------

                                          Investor and Media Relations:
                                          Edward Nebb
                                          Euro RSCG Magnet
                                          Telephone: + 1-212-367-6848
                                          Email: ed.nebb@eurorscg.com


              DIANA SHIPPING INC. ANNOUNCES LONG TERM TIME CHARTER
                             CONTRACT FOR MV TRITON

ATHENS, GREECE, December 18, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today announced that it has entered into a time charter contract with Cargill International S.A. for its Panamax dry bulk carrier, the Triton, for a minimum 33 to maximum 36 months period at a gross daily charter hire rate of $24,400. The charterer has the option to employ the vessel for a further 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The optional period, if exercised, must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.

Diana Shipping Chairman and Chief Executive Officer, Simeon Palios, commented:
"This new long term fixture demonstrates the strong relationship our Company has developed through the years with first class charterers such as Cargill. The duration and hire level of this time charter contract are the result of the flexible chartering policy we have consistently pursued. This policy has allowed us to take advantage of the strong spot market earnings while at the same time helping to protect the fleet cash flow from unexpected declines in rates. It is worthwhile noting that the minimum expected gross revenue from this latest fixture is US$23.5 million, which is more than the Company paid in 2001 to acquire the mv Triton and already brings the 2007 charter employment cover to at least 60%."

The Triton is a 75,366 dwt Panamax dry bulk carrier built in 2001.

About the Company
-----------------

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statement
--------------------------------------------------------

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DIANA SHIPPING INC.
                                                (registrant)


Dated:  December 19, 2006                     By:  /s/ Anastassis Margaronis
                                                   --------------------------
                                                   Anastassis Margaronis
                                                   President








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